

SECOND QUARTER 2025

July 2025

Nasdaq: LNKB
ir.linkbancorp.com

IMPORTANT INFORMATION / DISCLAIMERS



LINKBANCORP, Inc. (Nasdaq: LNKB) ("LINKBANCORP" or the "Company") is the parent company of LINKBANK (the "Bank").

On March 31, 2025, the Bank successfully completed the sale of its banking operations and branches in New Jersey, including related loans and deposits (the "Branch Sale"). The transaction involved the transfer of three branch locations, $87 million of deposits, and $105 million in loans. Under the terms of the purchase and assumption agreement, deposits were sold at a 7% premium and loans were sold at par, resulting in an after-tax gain, net of transaction costs, of $8.7 million.

Financial data for the most recent quarter ("MRQ") and last twelve months ("LTM") is for periods ended June 30, 2025.

Market-pricing data is as of July 24, 2025 (Source: S&P Capital IQ Pro).

Forward looking statements:

This presentation may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of current or historical fact and involve substantial risks and uncertainties. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "may," "will," "should," and other similar expressions can be used to identify forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to the following: costs or difficulties associated with newly developed or acquired operations; changes in general economic trends, including inflation, tariffs and changes in interest rates; increased competition; changes in consumer demand for financial services; our ability to control costs and expenses; adverse developments in borrower industries and, in particular, declines in real estate values; changes in and compliance with federal and state laws that regulate our business and capital levels; our ability to raise capital as needed; and the effects of any cybersecurity breaches. The Company does not undertake, and specifically disclaims, any obligation to publicly revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements, except as required by law. Accordingly, you should not place undue reliance on forward-looking statements.

Disclosures regarding non-GAAP financial information:

To the extent that supplemental Company or Bank financial metrics presented herein are not financial measures under generally accepted accounting principles ("GAAP"), these non-GAAP metrics will be reconciled with comparable GAAP measures in the appendix to this presentation. Management may use non-GAAP measures in the analysis of the performance of the Company or the Bank, and they should not be considered a substitute for GAAP basis measures nor should they be viewed as a substitute for operating results determined in accordance with GAAP.

MID-ATLANTIC GROWTH FRANCHISE



LINKBANCORP INC.

LINKBANK is a premier Mid-Atlantic community bank, serving clients throughout central and southeast Pennsylvania, Maryland, Delaware and Virginia.

- **Organized in 2018** with acquisition and recapitalization of distressed Stonebridge Bank
- **High quality** talent, strong culture & **relationship-oriented** business model
- **Core focus** on organic growth and improving profitability through **operating leverage**

NORTHERN REGION
CAPITAL REGION
DELAWARE VALLEY REGION
Harrisburg
Philadelphia
LANCASTER REGION
Baltimore
NORTHERN VIRGINIA REGION
CENTRAL REGION
DELMARVA REGION
Washington D.C.
FREDERICKSBURG REGION

M&A HISTORY

	ACQUIROR BANK	TARGET BANKS	TRANSACTION ANNOUNCE DATE	TRANSACTION CLOSE DATE	TARGET TOTAL ASSETS AT ANNOUNCE
1.	LINKBANCORP	Stonebridge Bank	6/26/2018	10/5/2018	$58 M
2.	LINKBANCORP	The Gratz Bank	12/10/2020	9/18/2021	$437 M
3.	LINKBANCORP	Virginia Partners Bank; Maryland Partners Bank (A Division of Virginia Partners Bank); The Bank Of Delmarva	2/22/2023	11/30/2023	$1.6 B

LNKB FINANCIAL HIGHLIGHTS			
Total Assets	$2.89 B	Market Capitalization[1]	$274.8 M
Total Loans	$2.36 B	Dividend Yield[1]	4.09%
Total Deposits	$2.46 B	Insider Ownership	31.8%
ROA (MRQ, annualized)	1.05%		
ROE (MRQ, annualized)	10.04%		
ROTCE[2] (MRQ, annualized)	13.57%		



1 Company data as of most recent quarter 6/30/25 (“MRQ”) end and market data as of July 24, 2025.
2 Refer to appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measures





SEASONED EXECUTIVE TEAM

20+ YEAR HISTORY OF WORKING TOGETHER IN THE MID ATLANTIC REGION

LINKBANCORP INC.

ANDREW SAMUEL - *CEO | LINKBANCORP & LINKBANK*

- Long track record of industry success
- Been involved in M&A of more than 10 companies with aggregate deal value surpassing $1.5 billion
- Successfully transitioned private community banks to public companies on NASDAQ
- Demonstrated track record of value creation: Waypoint Financial (PA), Tower Bancorp (PA), Sunshine Bancorp (FL)



DEE BONORA - *Chief Operations and Technology Officer | LINKBANCORP*

- Strong background in bank operations, data management and systems architecture
- Record of value creation through efficiencies, bringing a wealth of technology and software engineering experience
- 30 years of technology experience in highly regulated industries also includes Orrstown Bank and Rite Aid Corp



CARL LUNDBLAD - *President | LINKBANCORP*

- 28 years of banking, legal and other executive experience
- Extensive bank executive experience overseeing M&A, strategy development, regulatory and governance matters
- Strong transaction and value creation history, overseeing sales of Tower Bancorp and Susquehanna Bancshares



KRISTOFER PAUL - *CFO | LINKBANCORP*

- 22 years of banking and financial services industry experience
- Oversaw financial reporting and accounting of various public companies, including Hersha Hospitality Trust and Tower Bancorp
- Involved in transactions totaling over $800M



BRENT SMITH - *President | LINKBANK*

- Consistent leader in growth initiatives with 20 years of banking experience
- Been involved in 10+ M&A transactions with an aggregate deal value of nearly $1 billion
- Led on transformational acquisitions, private placements, debt issuances and branch acquisitions



CATE EISEL - *Chief Risk Officer | LINKBANK*

- Over 10 years of risk management experience
- Served in a variety of roles with the FDIC including financial institution examiner, senior bank examination training specialist and supervisory training administrator



TIFFANIE HORTON - *Chief Credit Officer | LINKBANCORP*

- 21 years of bank credit administration and portfolio management experience also includes Susquehanna Bank, Sovereign Bank, and Waypoint Financial
- Experience in development and maintenance of commercial loan portfolios for more than 6 M&A transactions
- Named to Next 2021: Most Powerful Women in Banking by American Banker magazine

4

OUR KEY ACCOMPLISHMENTS



GROWTH IN TOTAL ASSETS ($ IN MILLIONS)

2018 - 2019	2020	2021	2022	2023	2024	YTD 2025[1]
$234	$424	$933	$1,164	$2,669	$2,879	$2,887

GNBF merger

PTRS merger

2018
Closed acquisition of Stonebridge Bank - Total assets were $83.7 million

JAN 2019
Completed $45.5 million common stock private placement

FALL 2020
Raised $5.0 million common stock private placement and issued $20.0 million in subordinated debt

DEC 2020
Crossed over $400 million in total assets

2020 YEAR END
Announced our strategic merger with GNBF

SEPT 2021
Completed merger with GNBF

2021 YEAR END
Total assets at Dec 31, 2021 were $932.8 million and the Company achieved $788,000 in quarterly net income

JAN 2022
Hired Regional Presidents for the York/Lancaster & Delaware Valley Regions

APRIL 2022
Completed a $20.0 million sub debt capital raise

SEPT 2022
Completed Initial Public Offering, raising net proceeds of $34.7 million

FEB 2023
Announced transformational merger with PTRS

FEB 2023
Raised $10.0 million common stock private placement

NOV 2023
Completed merger with PTRS

MAY 2024
Announced sale of New Jersey operations

JUNE 2024
Consolidated 3 Client Solutions Centers

2024 YEAR END
Achieved $26.2 million in annual net income and a return on assets of 0.94%

March 2025
Completed sale of New Jersey operations resulting in an after tax, net of transaction fees, gain of $8.7 million

[1] Measured as of June 30, 2025

DIFFERENTIATED BRAND & CULTURE



LINKBANCORP INC.

The LINKBANCORP corporate culture is a differentiating factor in the Company's demonstrated growth and ability to gain market share.



Central to the LINKBANCORP culture and brand are the core "L-I-N-K" values, which support the mission of positively impacting lives.



In pursuit of the mission, LINKBANCORP:

- Invests in the development of strong future leaders for the banking industry and our communities
- Contributes to economically and socially flourishing communities
- Seeks to demonstrate the continued viability of and integral role of community banking for our economic and social development



Our well-defined brand reflects a purpose-driven, entrepreneurial and relational organization that is highly responsive to client needs and attracts best-in-class bank professionals.



Our focus on culture and brand supports:

- Enhanced productivity
- Lower employee turnover
- Consistent brand experience
- High customer loyalty









PASSION FOR WHAT YOU DO.
LIVE
BE TRUTHFUL AND TRUSTWORTHY.
INTEGRITY
PURSUIT OF AUTHENTIC RELATIONSHIPS.
NURTURE
SEEK TO LISTEN FIRST.
KNOWLEDGE







BRENT SMITH
Market Leader &
LINKBANK President

Joined LINKBANK at its 2018 inception. More than 15 years of Pennsylvania banking experience and nearly two decades in the industry.

- Eight Pennsylvania client solution centers and two loan production offices to service our valued clients.
- High-growth regions, such as the Delaware Valley suburbs of Philadelphia, complement stable, diverse Central Pennsylvania communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in serving multi-generational businesses and entrepreneurs in a wide range of industries, professional services firms, health care providers, and commercial real estate owners and operators.

TOTAL DEPOSITS[1]
JUNE 30, 2025



- Checking - 37%
- Savings - 9%
- Money Market - 24%
- Time Deposits - 30%

[1] *Does not include brokered deposits or professional services deposits.*

[2] *Does not include purchase accounting.*

TOTAL LOANS[2]
JUNE 30, 2025



- Commercial - 13%
- Construction - 6%
- CRE - Multifamily - 12%
- CRE - Owner Occupied - 14%
- CRE Non-Owner Occupied - 31%
- Residential - 18%
- Other - 6%

Market includes the following counties: Cumberland, Dauphin, Schuylkill, Chester, Lancaster, Northumberland and York.

MARKET FOCUS: MARYLAND & DELAWARE







JOHN BREDA
Maryland & Delaware Market CEO

Joined LINKBANK through merger with Partners, where he served as President & CEO, including its subsidiary The Bank of Delmarva. More than 29 years of Maryland and Delaware banking experience and 38 years of industry experience.

- Twelve Maryland and Delaware client solution centers and one loan produce office.
- High-growth regions, including the Central Maryland Baltimore-Washington corridor and Annapolis, complement Delmar Peninsula communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in tourism, real estate development, hospitality and small family-owned businesses.

TOTAL DEPOSITS[1]
JUNE 30, 2025



- Checking - 47%
- Savings - 10%
- Money Market - 8%
- Time Deposits - 35%

TOTAL LOANS[2]
JUNE 30,2025



- Commercial - 7%
- Construction - 7%
- CRE - Multifamily - 7%
- CRE - Owner Occupied - 30%
- CRE Non-Owner Occupied - 31%
- Residential - 16%
- Other - 2%

Market includes the following counties: Sussex, Wicomico, Charles, Worcester, and Anne Arundel

[1] Does not include brokered deposits or professional services deposits.

[2] Does not include purchase accounting.

MARKET FOCUS: VIRGINIA







ADAM NALLS
Virginia Market CEO

DAVID TALEBIAN
Virginia Market President

Joined LINKBANK through the merger with Partners subsidiary Virginia Partners Bank. They each have more than 15 years of Virginia banking experience and almost two decades in the industry.

- Four Virginia client solution centers
- High-growth regions, including Fairfax County and the Washington metropolitan area of Northern Virginia, complement growing, diverse Fredericksburg-area communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in government contracting, professional services, industry, medical, and technology.

TOTAL DEPOSITS[1]
JUNE 30, 2025



- Checking - 38%
- Savings - 3%
- Money Market - 39%
- Time Deposits - 20%

TOTAL LOANS[2]
JUNE 30, 2025



- Commercial - 16%
- Construction - 4%
- CRE - Multifamily - 9%
- CRE - Owner Occupied - 21%
- CRE Non-Owner Occupied - 22%
- Residential - 27%
- Other - 1%

Market includes the following counties: Fredericksburg (City), Spotsylvania and Fairfax

[1] *Does not include brokered deposits or professional services deposits.*

[2] *Does not include purchase accounting.*

EXECUTING A BRANCH-LITE STRATEGY



EXECUTING ESTABLISHED STRATEGY TO MAINTAIN A BRANCH-LITE MODEL THAT TAKES FULL ADVANTAGE OF:

- LINKBANCORP's organic growth engine, strategically located regional Client Solutions Centers with no teller lines and 3-4 FTEs supported by innovative technology.

AT THE END OF Q2 2025, LINKBANCORP:

- Maintained 24 client solutions centers, following the opening of a full-service client solutions center in Annapolis, MD, enhancing growth initiatives and capabilities in Central Maryland.
- Completed the sale of New Jersey operations at the end of Q1 2025, including three branches and associated loans and deposits.

ONGOING, LINKBANCORP INTENDS TO:

- Continuously evaluate its retail operations for opportunities to leverage and optimize efficiencies while maintaining its commitment to providing exceptional service to the customers and communities it serves.
- Target average deposits per client solutions center of greater than **$120 million**.



AVERAGE DEPOSITS PER CLIENT SOLUTION CENTER
($000s at Period End)

Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Target
$77,220	$88,959	$91,985	$90,405	$97,087	$99,225	$120,000+



SECOND QUARTER 2025

LINKBANCORP INC.

3.80% Net Interest Margin	**1.05%** Return on Assets	**10.04%** Return on Equity	**13.57%** Return on Tangible Common Equity[1]	**$7.96** BVPS **$5.92** TBVPS[1]	**$0.20** Earnings per Diluted Share

SECOND QUARTER 2025 HIGHLIGHTS[2]

- Net income equaled $7.39 million with adjusted pre-tax pre-provision net income of $9.83 million[1].
- Annualized return on assets and adjusted return on assets were 1.05% and 1.05%[1], respectively, for the second quarter.
- Tangible book value increased from $5.80[1] at March 31, 2025 to $5.92[1] at June 30, 2025 with book value per share increasing from $7.87 to $7.96, respectively.
- Total deposits were $2.46 billion at June 30, 2025 compared to $2.43 billion at March 31, 2025, representing an increase of $22.7 million. Average deposits decreased $44.5 million quarter over quarter to $2.34 billion for the quarter ended June 30, 2025 primarily driven by the Branch Sale.
- Total loans increased $82.7 million (14.58% annualized) over the quarter to $2.36 billion at June 30, 2025.

INCOME STATEMENT

$24.9 million in net interest income

Noninterest income of $2.9 million

Net income of $7.39 million

Earnings per diluted share of $0.20 and adjusted earnings per diluted share of $0.20[1]

BALANCE SHEET

$2.89 billion total assets

$24.7 million allowance for credit losses on loans

Total shareholders' equity of $298.0 million

1 See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.
2 Balance Sheet comparison between June 30, 2025 and March 31, 2025 and comparisons between Q2 2025 and Q1 2025.

REVENUE & EARNINGS



SECOND QUARTER 2025

Net Interest Income	$24.9 million	Net Income	$7.39 million
Noninterest Income	$2.9 million	Adjusted Net Income[1]	$7.40 million
Diluted EPS	$0.20	Adjusted EPS (Diluted)[1]	$0.20

ADJUSTED NET INCOME[1] ($000s)



GAAP Comparisons					
	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Net Income ($000s)	5,804	7,095	7,584	15,343	7,387
Diluted EPS ($)	0.16	0.19	0.20	0.41	0.20

[1] See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.

NET INTEREST INCOME ($000s)



ADJUSTED PRE-TAX, PRE-PROVISION NET INCOME[1] ($000s)



NET INTEREST MARGIN



SECOND QUARTER 2025 HIGHLIGHTS[1]

- Net interest margin was 3.80% for the second quarter of 2025 compared to 3.94% for the first quarter of 2025.

- Net interest income was impacted by a decline in purchase accounting accretion, together with a decrease in the average balances of loans and deposits due to the March 31, 2025 completion of the Branch Sale. Interest income from purchase accounting accretion during this period was approximately $922 thousand less than that recognized in the first quarter of 2025.

- Cost of funds increased to 2.31% for the second quarter of 2025 compared to 2.29% for the first quarter of 2025 with cost of deposits increasing from 2.10% for the first quarter of 2025 to 2.14% for the second quarter of 2025.

[1] Comparisons between Q2 2025 and Q1 2025







NONINTEREST INCOME



- Noninterest income was $2.9 million in the second quarter of 2025 compared to $13.3 million in the first quarter of 2025, and $1.9 million in the second quarter of 2024, respectively.

- Noninterest income for Q1 2025 included a pre-tax gain of $11.1 million from the Branch Sale.

- Increase in other noninterest income includes an increase in interchange and swap fee income.

[1] Excludes the pre-tax gain of $11.1 million from the Branch Sale in Q1 2025.

NONINTEREST INCOME ($000s)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Service Charges on Deposit Accounts	1,056	1,061	1,339	1,052	865
Bank-owned life insurance	436	428	433	430	386
Gain on sale of loans	128	77	70	138	12
Gain on sale of branches	0	11,093	0	0	0
Other	1,313	598	752	1,060	591
Total noninterest income	**2,933**	**13,257**	**2,594**	**2,680**	**1,854**



NONINTEREST INCOME GROWTH ($000s)

NONINTEREST EXPENSE



LINKBANCORP INC.

- Noninterest expense was $18.1 million in the second quarter of 2025 compared to $19.7 million in the first quarter of 2025.
- Adjusted noninterest expense was $18.0 million[1] for the second quarter of 2025 which was a decrease from $18.7 million[1] for the first quarter of 2025 and $18.3 million[1] for the second quarter of 2024.
- Continued progress in driving down noninterest expense to totals assets on the back end of the Branch Sale to our 2.50-2.55% target.

NONINTEREST EXPENSE ($000s)	**Q2 2025**	**Q1 2025**	**Q4 2024**	**Q3 2024**	**Q2 2024**
Salaries and employee benefits	10,252	11,156	10,147	9,855	9,941
Occupancy	1,308	1,464	1,368	1,440	1,559
Equipment and data processing	2,052	2,043	1,884	1,640	1,824
Professional fees	728	487	531	763	788
FDIC insurance	537	599	687	812	545
Bank Shares Tax	(82)	614	693	752	760
Intangible amortization	1,083	1,084	1,162	1,205	1,204
Merger & restructuring expenses	16	41	56	171	631
Other	2,171	2,170	1,774	1,814	1,648
Total noninterest expense	**18,065**	**19,658**	**18,302**	**18,452**	**18,900**





ADJUSTED NONINTEREST EXPENSE (ANNUALIZED) / AVERAGE ASSETS[1]

2.73%
2.64%
2.61%
2.59%
2.56%
2.55%
2.80%
2.67%
2.57%
2.57%
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Noninterest Expense
Adj. Noninterest Expense1

ADJUSTED EFFICIENCY RATIO[1]

71.75%
69.35%
66.71%
66.09%
65.04%
64.84%
50.29%
66.96%
64.79%
64.73%
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Efficiency Ratio
Adjusted Efficiency Ratio1

1 See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.

VALUABLE CORE DEPOSIT FRANCHISE

LINKBANCORP INC.

SECOND QUARTER 2025 DEPOSIT TRENDS

- 26.3% of total deposits are noninterest bearing deposits.
- Total deposits were $2.46 billion at June 30, 2025 compared to $2.43 billion at March 31, 2025. Year-to-date, total deposits have increased $89.36 million[1] or 7.34% annualized.
- Brokered deposits decreased $28.6 million from $103.6 million at March 31, 2025 to $75.0 million at June 30, 2025. Excluding the $28.6 million change in brokered deposits and the impact from the Branch Sale, total deposits have increased $118.0 million[1] year-to-date representing an annualized growth rate of 10.1%.

DEPOSITS
$ MILLIONS AT PERIOD END



$946,772
$2,298,473
$2,360,582[2]
$2,456,409
PTRS merger
2022
2023
2024
Q2 2025

DEPOSIT COMPOSITION
JUNE 30, 2025



26%
24%
24%
7%
16%
3%
50% OF TOTAL DEPOSITS HELD IN DEMAND (CHECKING) ACCOUNTS
Demand, noninterest-bearing
Demand, interest-bearing
Money market and savings
Time deposits, $250k and over
Time deposits, other
Brokered deposits

[1] *See Appendix for Reconciliation to Total Deposit growth adjusting for the Branch Sale.*
[2] *Excludes deposits held for sale at December 31, 2024.*

IN-MARKET, WELL-BALANCED LOAN PORTFOLIO



SECOND QUARTER 2025 LOAN PORTFOLIO TRENDS

- Average yield on loans of 6.22%, inclusive of purchase accounting.

- There is no concentration of commitments over 10%.

- Total commercial loan commitments for the second quarter of 2025 were $154.6 million with funded balances of $137.1 million.

- Average commercial loan commitment originated during the second quarter of 2025 totaled approximately $985 thousand with the average outstanding funded balance of $873 thousand.



LOAN PORTFOLIO
JUNE 30, 2025

- Construction
- C&I
- Multifamily
- Owner occupied CRE
- Non-owner occupied CRE
- Residential
- Other[1]



LOANS BY MARKET[2]
JUNE 30, 2025

- Maryland & Delaware
- Pennsylvania
- Virginia

REAL ESTATE PORTFOLIO:

- Well-balance real estate portfolio with no significant concentrations.

- Total office is approximately 9% of the entire loan portfolio.
  - Average LTV of 60%.
  - Approximately 79% of the office portfolio has personal guarantees.
  - Typical property types are small office buildings in non-urban markets within the Bank's footprint.

- CRE/TRBC at June 30, 2025 is approximately 343%.

(1) Includes consumer, agriculture, municipal, and other.
(2) Does not include purchase accounting.

ASSET QUALITY



ALLOWANCE FOR CREDIT LOSSES - LOANS



Allowance ($000s) ■ ACLL / Total Loans

ACLL / NONPERFOMING ASSETS



NPAS & NPLS



NPLs / Total Loans ■ NPAs / Total Assets

NCOs ($000s)



[1] Charge offs at June 30, 2025 do not include the impact of a settlement of a purchase credit deteriorated loan that resulted in a net decrease to the allowance of $2.0 million, which was covered by a specific reserve established on this PCD loan at the time of acquisition.

CAPITAL MANAGEMENT AND LIQUIDITY



- Committed to a quarterly dividend of $0.075 per share of common stock through the merger with GNB Financial in 2021

- Capital ratios anticipated to increase with earnings growth trajectory

- $155.1 million cash & cash equivalents at June 30, 2025

- Total available funding of $1.30 billion at June 30, 2025

AVAILABLE SOURCES OF LIQUIDITY
($ millions, MRQ End)



Total Availability	$1,303.6
Cash & Equivalents	$155.1
Marketable Securities	$169.2
FHLB & Fed Discount Window	$736.8
Wholesale Deposit Capacity*	$170.5
Fed Funds Lines	$72.0

Wholesale deposit capacity is calculated as 10% of total deposits, less current outstanding brokered

CAPITAL RATIOS - JUNE 30, 2025



	LNKB	Well-Capitalized Regulatory Minimum
Bank Tier 1 Leverage	10.34%	5.0%
Bank Common Tier 1	11.51%	6.5%
Bank Tier 1 Risk Based	11.51%	8.0%
Bank Total Risk Based	12.43%	10.0%
Company TCE/TA[1]	7.89%	

■ LNKB ■ Well-Capitalized Regulatory Minimum

[1] See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.



2025 OUTLOOK

LINKBANCORP INC.

Targeted loan growth of 5% – 8% for 2025, excluding impact of the Branch Sale
Self-funding loan growth with organic deposit growth, with a targeted loan to deposit ratio of 90% - 95%
Net Interest Margin expectation 3.90% - 3.95% for the full year 2025
Targeting 1.10% core operating ROA for full year 2025 (excluding impact of the Branch Sale)
Targeting noninterest expense to average assets of 2.50% - 2.55% for full year 2025
Assume effective tax rate of 22%

INVESTMENT RATIONALE



 Seasoned executive team, led by Andrew Samuel, has significant experience and success with building, operating and creating shareholder value in the markets of focus

 Strong funding franchise coupled with best-in-class loan growth engine implementing a branch-lite model

 Focused organic growth strategy, uniquely positioned in the attractive and coveted mid-Atlantic market (Harrisburg > Philadelphia > Baltimore > D.C. corridor)

 Nimble and innovative tech operating platform focused on modular architecture and cloud-based infrastructure

 Highly opportunistic M&A strategy with disciplined acquisition criteria

 Disciplined underwriting & robust enterprise risk management

 Strong alignment with shareholder returns – 31.8% insider ownership



THANK YOU!

CONTACT US:

NICK WEST

Director, Corporate Development

IR@linkbancorp.com | (717) 678-7935





APPENDIX

NON-GAAP RECONCILIATION



Adjusted Earnings Per Share

(Dollars in thousands, except per share data)	For the Three Months Ended			For the Six Months Ended	
	6/30/2025	3/31/2025	6/30/2024	6/30/2025	6/30/2024
GAAP-Based Earnings Per Share, Basic	$ 0.20	$ 0.41	$ 0.16	$ 0.61	$ 0.31
GAAP-Based Earnings Per Share, Diluted	$ 0.20	$ 0.41	$ 0.16	$ 0.61	$ 0.31
Net Income	$ 7,387	$ 15,343	$ 5,804	$ 22,730	$ 11,530
Gain on sale of branches	—	(11,093)	—	(11,093)	—
Tax effect[1]	—	2,440	—	2,440	—
Transaction bonus accrual	—	490	—	490	—
Tax effect[1]	—	(108)	—	(108)	—
Board restructuring accrual	—	381	—	381	—
Tax effect[1]	—	(84)	—	(84)	—
Merger & restructuring expenses	16	41	631	57	687
Tax effect[1]	(4)	(9)	(133)	(13)	(144)
Net (gains) losses on sale of securities	—	—	(4)	—	(4)
Tax effect[1]	—	—	1	—	1
Adjusted Net Income (Non-GAAP)	$ 7,399	$ 7,401	$ 6,299	$ 14,800	$ 12,070
Adjusted Earnings per Share, Basic (Non-GAAP)	$ 0.20	$ 0.20	$ 0.17	$ 0.40	$ 0.33
Adjusted Earnings per Share, Diluted (Non-GAAP)	$ 0.20	$ 0.20	$ 0.17	$ 0.40	$ 0.33

(1) Tax effect was 22% for the three months ended June 30, 2025 and March 31, 2025, and six months ended June 30, 2025, and 21% for all other peri

NON-GAAP RECONCILIATION



Adjusted Return on Average Assets

(Dollars in thousands)	For the Three Months Ended			For the Six Months Ended	
	6/30/2025	**3/31/2025**	**6/30/2024**	**6/30/2025**	**6/30/2024**
Net income	$ 7,387	$ 15,343	$ 5,804	$ 22,730	$ 11,530
Average assets	2,817,288	2,847,481	2,781,139	2,837,361	2,740,881
Return on average assets (annualized)	**1.05%**	**2.19%**	**0.84%**	**1.62%**	**0.85%**
Net income	$ 7,387	$ 15,343	$ 5,804	22,730	11,530
Gain on sale of branches	—	(11,093)	—	(11,093)	—
Tax effect[1]	—	2,440	—	2,440	—
Transaction bonus accrual	—	490	—	490	—
Tax effect[1]	—	(108)	—	(108)	—
Board restructuring accrual	—	381	—	381	—
Tax effect[1]	—	(84)	—	(84)	—
Net losses on sale of securities	—	—	(4)	—	(4)
Tax effect[1]	—	—	1	—	1
Merger & restructuring expenses	16	41	631	57	687
Tax effect[1]	(4)	(9)	(133)	(13)	(144)
Adjusted Net Income (Non-GAAP)	$ 7,399	$ 7,401	$ 6,299	$ 14,800	12,070
Average assets	$2,817,288	$ 2,847,481	$ 2,781,139	$ 2,837,361	2,740,881
Adjusted return on average assets (annualized)	**1.05%**	**1.05%**	**0.91%**	**1.05%**	**0.89%**

(1) Tax effect was 22% for the three months ended June 30, 2025 and March 31, 2025, and six months ended June 30, 2025, and 21% for all other periods

NON-GAAP RECONCILIATION



Adjusted Return on Average Shareholders' Equity

	For the Three Months Ended			For the Six Months Ended	
(Dollars in thousands)	**6/30/2025**	**3/31/2025**	**6/30/2024**	**6/30/2025**	**6/30/2024**
Net income	$ 7,387	$ 15,343	$ 5,804	$ 22,730	$ 11,530
Average shareholders' equity	295,039	284,103	269,834	289,497	268,536
Return on average shareholders' equity (annualized)	**10.04%**	**21.90%**	**8.65%**	**15.83%**	**8.63%**
Net income	$ 7,387	$ 15,343	$ 5,804	$ 22,730	$ 11,530
Gain on sale of branches	—	(11,093)	—	(11,093)	—
Tax effect[1]	—	2,440	—	2,440	—
Transaction bonus accrual	—	490	—	490	—
Tax effect[1]	—	(108)	—	(108)	—
Board restructuring accrual	—	381	—	381	—
Tax effect[1]	—	(84)	—	(84)	—
Merger & restructuring expenses	16	41	631	57	687
Tax effect[1]	(4)	(9)	(133)	(13)	(144)
Net (gains) losses on sale of securities	—	—	(4)	—	(4)
Tax effect[1]	—	—	1	—	1
Adjusted Net Income (Non-GAAP)	$ 7,399	$ 7,401	$ 6,299	$ 14,800	$ 12,070
Average shareholders' equity	$295,039	$ 284,103	$ 269,834	$289,497	$ 268,536
Adjusted return on average shareholders' equity (annualized) (Non-GAAP)	**10.06%**	**10.56%**	**9.39%**	**10.31%**	**9.04%**

(1) Tax effect was 22% for the three months ended June 30, 2025 and March 31, 2025, and six months ended June 30, 2025, and 21% for all other periods



NON-GAAP RECONCILIATION

LINKBANCORP INC.

Tangible Common Equity and Tangible Book Value

(Dollars in thousands, except per share data)	6/30/2025	3/31/2025	12/31/2024	9/30/2024	6/30/2024
Tangible Common Equity					
Total shareholders' equity	$ 297,998	$ 294,066	$ 280,221	$ 277,353	$ 271,409
Adjustments:					
Goodwill	(58,806)	(58,806)	(58,806)	(58,806)	(58,806)
Other intangible assets	(17,490)	(18,573)	(20,955)	(22,118)	(23,323)
Tangible common equity (Non-GAAP)	$ 221,702	$ 216,687	$ 200,460	$ 196,429	$ 189,280
Common shares outstanding	37,441,879	37,377,342	37,370,917	37,361,560	37,356,278
Book value per common share	**$ 7.96**	**$ 7.87**	**$ 7.50**	**$ 7.42**	**$ 7.27**
Tangible book value per common share (Non-GAAP)	**$ 5.92**	**$ 5.80**	**$ 5.36**	**$ 5.26**	**$ 5.07**
Tangible Assets					
Total assets	$ 2,886,554	$ 2,861,489	$ 2,878,778	$ 2,879,941	$ 2,858,593
Adjustments:					
Goodwill	(58,806)	(58,806)	(58,806)	(58,806)	(58,806)
Other intangible assets	(17,490)	(18,573)	(20,955)	(22,118)	(23,323)
Tangible assets (Non-GAAP)	$ 2,810,258	$ 2,784,110	$ 2,799,017	$ 2,799,017	$ 2,776,464
Tangible common equity to tangible assets (Non-GAAP)	**7.89%**	**7.78%**	**7.16%**	**7.02%**	**6.82%**

NON-GAAP RECONCILIATION



Return on Tangible Common Equity

(Dollars in thousands)	For the Three Months Ended 6/30/2025	
Net income	$	7,387
Average shareholders' equity		295,039
Adjustments:		
Goodwill		(58,806)
Other intangible assets		(17,890)
Average tangible common equity (Non-GAAP)	$	218,343
Return on tangible common equity (annualized) (Non-GAAP)		**13.57%**

NON-GAAP RECONCILIATION



Adjusted Efficiency Ratio

(Dollars in thousands)	For the Three Months Ended			Ended	
	6/30/2025	**3/31/2025**	**6/30/2024**	**6/30/2025**	**6/30/2024**
GAAP-based efficiency ratio	**64.79%**	**50.29%**	**71.75%**	**56.33%**	**72.04%**
Net interest income	$ 24,949	$ 25,831	$ 24,484	$ 50,780	$ 49,368
Noninterest income	2,933	13,257	1,858	16,190	3,587
Less: Gain on sale of branches	—	(11,093)	—	(11,093)	—
Less: net gains (losses) on sale of securities	—	—	(4)	—	(4)
Adjusted revenue (Non-GAAP)	27,882	27,995	26,338	55,877	52,951
Total noninterest expense	18,065	19,658	18,900	37,723	38,150
Less: Merger & restructuring expenses	16	41	631	57	687
Less: Transaction bonus accrual	—	490	—	490	—
Less: Board restructuring accrual	—	381	—	381	—
Adjusted non-interest expense	$ 18,049	$ 18,746	$ 18,269	$ 36,795	$ 37,463
Efficiency ratio, as adjusted (Non-GAAP)	**64.73%**	**66.96%**	**69.36%**	**65.85%**	**70.75%**



NON-GAAP RECONCILIATION

LINKBANCORP INC.

Adjusted Pre-tax, Pre-provision Net Income (Non-GAAP)

(Dollars in thousands, except per share data)	For the Three Months Ended			For the Six Months Ended	
	6/30/2025	**3/31/2025**	**6/30/2024**	**6/30/2025**	**6/30/2024**
Net Income (GAAP)	$ 7,387	$ 15,343	$ 5,804	$ 22,730	$ 11,530
Gain on sale of branches	—	(11,093)	—	(11,093)	—
Tax effect[(1)]	—	2,440	—	2,440	—
Transaction bonus accrual	—	490	—	490	—
Tax effect[(1)]	—	(108)	—	(108)	—
Board restructuring accrual	—	381	—	381	—
Tax effect[(1)]	—	(84)	—	(84)	—
Net (gains) losses on sale of securities	—	—	(4)	—	(4)
Tax effect[(1)]	—	—	1	—	1
Merger & restructuring expenses	16	41	631	57	687
Tax effect[(1)]	(4)	(9)	(133)	(13)	(144)
Adjusted Net Income (Non-GAAP)	7,399	7,401	6,299	14,800	12,070
Income tax expense	2,086	3,859	1,638	5,945	3,235
Provision for credit losses	344	228	—	572	40
Tax effect included in Adjusted Net Income	4	(2,239)	132	(2,235)	143
Adjusted Pre-tax, Pre-provision Net Income (Non-GAAP)	$ 9,833	$ 9,249	$ 8,069	$ 19,082	$ 15,488

(1) Tax effect was 22% for the three months ended June 30, 2025 and March 31, 2025, and six months ended June 30, 2025, and 21% for all other periods

LOAN & DEPOSIT GROWTH RECONCILIATION – BRANCH SALE



LINKBANCORP, Inc. and Subsidiaries
Deposit Growth Calculation Excluding Branch Sale (Unaudited)

(In Thousands)	June 30, 2025
Total Deposits at June 30, 2025	2,456,409
Total Deposits at December 31, 2024	2,454,136
Year-to-Date Change	2,273
Net Book Value of Deposits Sold	87,086
Year to Date Deposit Growth Excluding Branch Sale	89,359
Annualized Growth Rate	7.34%

LINKBANCORP, Inc. and Subsidiaries
Loan Growth Calculation Excluding Branch Sale (Unaudited)

(In Thousands)	June 30, 2025
Total Loans at June 30, 2025	2,356,609
Total Loans at December 31, 2024	2,347,556
Year-to-Date Change	9,053
Net Book Value of Loans Sold	97,952
Year to Date Loan Growth Excluding Branch Sale	107,005
Annualized Growth Rate	9.19%